Exhibit 4.2

AMENDMENT NO. 1 TO THE SECURITIES PURCHASE

AGREEMENT TRANSACTION DOCUMENTS BETWEEN HARTVILLE

GROUP, INC.,

(THE “PURCHASERS”) FOR

THE PURCHASE OF THE CONVERTIBLE DEBENTURES, DUE

NOVEMBER 11, 2006 AND COMMON STOCK PURCHASE WARRANTS

This Amendment No. 1 (“Amendment”) is made to that certain Securities Purchase Agreement (“Purchase Agreement”) dated as of November 11, 2004 among Hartville Group, Inc. (the “Company”) and the “Purchasers” for the purchase of the Convertible Debentures, due November 11, 2006 issued to the Purchasers (the “Debentures”) and the Common Stock Purchase Warrants issued to the Purchasers (the “Warrants”).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Warrant Coverage and Exercise Price of the Warrants.

Section 2.2(a)(iii) of the Purchase Agreement shall be amended and restated as follows:

“(iii) a Warrant registered in the name of such Purchaser to purchase up to a number of shares of Common Stock equal to 100% of such Purchaser’s Principal Amount divided by $2.25, with an exercise price equal to $0.95, subject to adjustment therein;”

Section 2(b) of the Warrants shall be amended and restated as follows:

“(b) Exercise Price. The exercise price of the Common Stock under this Warrant shall be $0.95, subject to adjustment hereunder (the “Exercise Price”).”

2.	Conversion Price of the Debentures. Section 4(b) of the Debentures shall be amended and restated as follows:

“(b) Conversion Price. The conversion price in effect on any Conversion Date shall be equal to the lesser of $2.25 (subject to adjustment herein)(the “Set Price”) and 80% of the average of the 5 Closing Prices immediately prior to such Conversion Date (the “Conversion Price”); provided, however, the Conversion Price shall never be equal to a price lower than $0.95 (subject to adjustment herein)(the “Minimum Conversion Price”).

3.	Definition of “Required Minimum”. The definition of Required Minimum in the Purchase Agreement shall be amended and restated as follows: ““Required Minimum” means, as of any date, the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise or conversion in full of all Warrants and Debentures, ignoring any conversion or exercise limits set forth therein, and assuming that the Conversion Price for such purposes is 75% of the then Minimum Conversion Price (as defined in the Debenture).”

4.	Aggregate Trading Market Restriction. Section 4(c)(i) of the Debenture and Section 2(d)(ii) of the Warrant shall each be deleted in their entirety from the respective instrument and all cross references therein are hereby corrected accordingly.

5.	Adjustments to Minimum Conversion Price. All subsections of Section 5 are hereby amended such that all adjustments to the Set Price shall also be made to the Minimum Conversion Price, including but not limited to an adjustment to the Minimum Conversion Price pursuant to Section 5(b) such that the adjusted Minimum Conversion Price shall be reduced to equal the Base Conversion Price less the difference between the Set Price and the Minimum Conversion Price immediately prior to the Dilutive Issuance.

6.	Definition of “Registrable Securities.” The definition of Registrable Securities in the Registration Rights Agreement shall be amended and restated as follows: ““Registrable Securities” means (i) all of the shares of Common Stock issuable upon conversion in full of the Debentures, assuming for such purposes that the Conversion Price is the then Minimum Conversion Price (as defined in the Debenture), (ii) all Warrant Shares, (iii) any securities issued or issuable upon any stock split, dividend or other distribution recapitalization or similar event with respect to the foregoing and (iv) any additional shares issuable in connection with any anti-dilution provisions in the Debentures or the Warrants.”

7.	Waivers. Each Purchaser, independently of any other Purchaser, (a) acknowledges and consents to the issuance, on or before December 1, 2004, by the Company through HPC Capital Management of up to an additional $5.5 million of convertible debentures and warrant on the same terms and conditions as the issuance of the Debentures and Warrants to the Purchasers under the Purchase Agreement (such additional issuance, “Additional Issuance”), (b) waives any breach of covenant under the Purchase Agreement or Debenture that may have resulted solely from the Additional Issuance absence such consents or Event of Default under the Debenture that would have otherwise occurred solely from the Additional Issuance absent such consents and (c) consents and agrees that the shares of Common Stock underlying the Additional Issuance (as required under the registration rights agreement entered into in connection with the Additional Issuance) in addition to the 3,636,105 shares of Common Stock recently sold to certain purchasers in the Additional Issuance by Barron Partners L.P. pursuant to that certain Stock Purchase Agreement may be included for registration on the initial registration statement to be filed by the company under the Registration Rights Agreement.

8.	Filing of Form 8-K. Within 1 Trading Day of the date hereof, the Company shall file a Current Report on Form 8-K disclosing the material terms of this Amendment and attaching this Amendment as an exhibit thereto.

9.	Effect on Purchase Agreement. Except as expressly set forth above, all of the terms and conditions of the Purchase Agreement, the Debentures and the Warrants shall continue in full force and effect after the execution of this Amendment, and shall not be in any way changed, modified or superseded by the terms set forth herein.

10.	Definitions. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Purchase Agreement, the Debentures and the Warrants.

Executed as of November     , 2004 by the undersigned duly authorized representatives of the Company and Purchasers:

HARTVILLE GROUP, INC.

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title: